VIA EDGAR

October 2, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Lauren Nguyen Nudrat Salik
Li Xiao

Re:	Alps Global Holding Pubco
Amendment No. 2 to Draft Registration Statement on Form F-4 Filed August 21, 2024
CIK No. 0002025774

Dear Mr. Danberg:

On behalf of Alps Global Holding Pubco (the “Company,” “we,” “our,” or “us”), we submit this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 18, 2024 (the “Comment Letter”) with respect to the Amendment No. 2 to Draft Registration Statement on Form F-4 confidentially submitted to the Commission on August 21, 2024 (the “Amendment No.2”) through EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold text, followed by the Company’s responses. We have included page references in Amendment No.2 where the language addressing a particular comment appears. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

The Company has revised the Amendment No.2 in response to the Staff’s comments and is concurrently submitting Amendment No.3 to the Draft Registration Statement (“Amendment No.3”) with this letter, which reflects these revisions and updates and clarifies certain other information.

Amendment No. 2 to Draft Registration Statement on Form F-4

Cover Page

1.	We note your revised disclosure in response to previous comment 2. Please add corresponding disclosure to the cover page of the prospectus or provide us an analysis explaining why it is not required. Please refer to Item 1604(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we included corresponding disclosure to the cover page of the prospectus in Amendment No. 3 pursuant to Item 1604(a)(3) of Regulation S-K.

Questions and Answers About the Special Meeting and the Proposals

Q: Do any of Globalink’s directors or officers have interests that may conflict with my interests with respect to the Business Combination, page 14

2.	We note your disclosure in response to previous comment 8 that “[i]n connection with funding the extensions, Globalink has issued an aggregate of more than US$3.5 million in promissory notes to PGM.” Please revise to state the actual aggregate amount of promissory notes that have been issued to date instead of stating that the amount is over US$3.5 million.

Response: In response to the Staff’s comment, we have revised our disclosure throughout Amendment No. 3 to state the actual aggregate amount of promissory notes that have been issued to date is $3.55 million.

Parent Representative, page 28

3.	We note your revised disclosure regarding the Parent Representative and Seller Representative in response to previous comment 13. Please expand on these sections to fully explain the roles of the Parent Representative and Seller Representative after the closing of the Business Combination. In this regard, we note that pursuant to Section 13.20 of the Merger Agreement, the Sponsor will have the sole authority to handle various matters relating to the Escrow Account and indemnifications under the Merger Agreement. Please include disclosure regarding the ongoing role of the Sponsor when discussing potential conflicts of interest. Finally, please expand on your statement that the Sponsor “expects to act as the representative of the previous stockholders of Globalink” to clarify if the Sponsor will have any specific fiduciary or contractual duties to the previous stockholders of Globalink in its capacity as the Parent Representative.

Response: In response to the Staff’s comment, we revised our disclosure on page 28 of Amendment No. 3 to disclose in detail the roles of the Parent Representative and Seller Representative after the closing of the Business Combination. We also revised our disclosure on pages 14, 42, 98, 116 and 134 of Amendment No. 3 to disclose the ongoing role of the Sponsor when discussing potential conflicts of interest. Further, we expanded on our statement that the Sponsor “expects to act as the representative of the previous stockholders of Globalink” to clarify that the Sponsor does not have any specific fiduciary or contractual duties to the previous stockholders of Globalink in its capacity as the Parent Representative.

Fairness Opinion, page 35

4.	We note your disclosure that “[t]he Globalink Board received a draft of fairness opinion from Morison Advisory Sdn. Bhd. in June 2024” but that “[t]he Globalink Board decided not to rely on the fairness opinion for determining the valuation of Alps Holdco.” You further disclose that the “Globalink Board did not put much weight in considering the draft fairness opinion in determining the valuation of Alps Holdco.” It appears that the Globalink Board received an opinion that is materially related to the transaction. Please provide the disclosure required by Item 1607 of Regulation S-K or provide a detailed analysis explaining why such disclosure is not required.

Response: In response to the Staff’s comment, we revised our disclosure on pages 128 through 133 of Amendment No. 3 to provide the disclosure required by Item 1607 of Regulation S-K.

Escrow Agreement, page 114

5.	We note your revised disclosure in response to previous comment 27 that the Escrow Property will be distributed six months after the Closing Date. However, the indemnification obligations pursuant to Article XII of the Merger Agreement appear to run for twelve months after the Closing Date. Please clarify the relevant timeframes and any potential impacts at the time when there is no Escrow Property remaining in the Escrow Account.

Response: We acknowledge the Staff’s comments and would like to clarify that, while the Escrow Property will be distributed six months after the Closing Date (“Escrow Expiry Date”), the indemnification obligations under Article XII of the Merger Agreement remain in effect for twelve months following the Closing Date. Any indemnification claims made after the six-month period when the Escrow Property may no longer be available can be pursued directly against the Alps Holdco Shareholders. The Alps Holdco Shareholders will remain liable for claims, in accordance with the terms of the Merger Agreement, up to the 12 months post-Closing. We have updated the disclosure on page 114 of Amendment No. 3 accordingly.

Background of the Business Combination, page 119

6.	We note your revised disclosure in response to previous comment 30. Please expand on your disclosure regarding the negotiation of the Earnout Shares to discuss how the parties arrived at the size of the earnout and the applicable milestones. Your disclosure should include any discussions, proposals and counter-proposals made during the course of the negotiations.

Response: In response to the Staff’s comment, we revised our disclosure on page 120 of Amendment No. 3 to disclose the negotiation of the Earnout Shares and discuss how the parties arrived at the size of the earn-out and the applicable milestones, including any discussions, proposals and counter-proposals made during the course of the negotiations.

7.	We note your response to previous comment 31 and reissue it in part. Please revise to disclose the information reviewed by Globalink, which included “Alps’ forecasted discounted cashflow and Price/price/revenue multiples.” Also revise to briefly describe the guidance of biotechnology companies’ valuation under Regulation 18a of Hong Kong Stock Exchange to provide additional context for your disclosures.

Response: In response to the Staff’s comment, we revised our disclosure on pages 122 and 123 of Amendment No. 3 to disclose Alps’ forecasted discounted cashflow and price/revenue multiples. We respectfully advise the Staff that during the January 23, 2024 meeting, the parties considered the special listing requirements applicable to biotechnology companies under Regulation 18a of Hong Kong Stock Exchange, rather than the guidance of biotechnology companies’ valuation. In response to the Staff’s comment, we revised our disclosure on page 121 of Amendment No. 3 to disclose the requirements of Regulation 18a of Hong Kong Stock Exchange.

Board’s Discussion of Valuation and Reasons for the Approval of the Business Combination, page 122

8.	We note your response to previous comment 37 and reissue it in part as your disclosure appears inconsistent with the response in the response letter. You disclose here that the Board supported the decision to enter into the Merger Agreement based on the Board’s evaluation of the above due diligence by Globalink’s management and the investor presentation, and on the following qualitative and quantitative evaluations regarding Alps, which included the financial projections prepared by Alps for the upcoming five years until the fiscal year 2029. Please revise to reconcile the disclosure with your response to us. We may have additional comments upon review of your response. Refer to Item 1609 of Regulation S-K.

Response: In response to the Staff’s comment, we revised our disclosure on page 125 of Amendment No. 3 to reconcile our disclosure here with our response to previous comment No. 37.

9.	We note your response to previous comment 37 that you “did not disclose the projections in the proxy statement/prospectus because the Globalink Board believes that the financial projections may have contained estimates and assumptions that susceptible to changes and uncertainties, and did not put much weight in considering the financial projections of Alps in determining the valuation of Alps nor in the decision of recommending the Business Combination for stockholders’ approval.” We also note your statement on page 121 that the Globalink Board considered the PIPE Investment to be the primary basis for the pre-money valuation of Alps of approximately $1.6 billion. Please tell us whether the potential PIPE Investors received any financial projections of Alps. If so, please provide us with your analysis of why disclosure of the projections is not required if they were considered by the potential PIPE Investors, the valuation in the PIPE Investment was the primary basis for the valuation in the Business Combination, and the availability and terms of the PIPE Investment were given high significance by the Globalink Board in approving the Business Combination.

Response: In response to the Staff’s comment, we confirm that the PIPE Investors have not received any financial projections of Alps. The availability of the PIPE Investment was a crucial factor for Globalink and was given high significance by the Globalink Board in approving the Business Combination because the Globalink Board believed that without PIPE Investment, the chances of closing the Business Combination would be slim after taking into account the minimum shareholders’ equity requirement of at least US$5,000,001 and the redemption of shares by existing public stockholders of Globalink. The valuation in the PIPE Investment was the primary basis for the valuation in the Business Combination because such valuation was also accepted by the PIPE Investors who are independent third parties to Globalink and Alps.

10.	We note your revised disclosure in response to previous comment 40 regarding the matters the Board considered in determining that the terms of the PIPE Investment are fair and reasonable to Globalink. Please expand on this disclosure to explain whether and how the Board considered the $1.6 billion valuation for the PIPE Investment as part of its determination that the terms of the PIPE Investment are fair and reasonable to Globalink.

Response: In response to the Staff’s comment, we revised our disclosure on page 127 of Amendment No. 3 to disclose whether and how the Board considered the $1.6 billion valuation for the PIPE Investment as part of its determination that the terms of the PIPE Investment are fair and reasonable to Globalink.

Competition, page 123

11.	We note your response to previous comment 15 and reissue in part. Please revise to balance your disclosure by clarifying that you are considering companies significantly larger than you, with significantly larger research & development plans and costs.

Response: The Company acknowledges the Staff’s comment and has revised pages 35 and 126 of Amendment No. 3.

Material U.S. Federal Income Tax Consequences

U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders of Globalink’s Securities, page 145

12.	We note your revised disclosure in response to previous comment 42 and reissue the comment. The revised disclosure notes that the discussion constitutes an opinion with respect to the Business Combination, including the Redomestication Merger and the Acquisition Merger. However, the substantive discussion under the subheading “If the Redomestication Merger Qualifies as a Reorganization” is still limited to a discussion of the Redomestication Merger. Please revise the existing disclosure so that it is clear that it also applies to the Acquisition Merger or add a separate discussion of the Acquisition Merger.

Response: In response to the Staff’s comment, we revised our disclosure on page 155 of Amendment No. 3 to include a separate discussion of the Acquisition Merger.

Dilution to Globalink’s Stockholders, page 152

13.	Your revised disclosure appears to calculate dilution per share based on the difference between the estimated issuance price per share of $10.00 and the net tangible book value per share as of March 31, 2024. Item 1604(c) of Regulation S-K requires the disclosure of the difference between the offering price of the securities in the initial registered offering by the SPAC and the as adjusted net tangible book value per share. Please revise your disclosure to include this presentation.

Response: The Company respectfully acknowledges the Staff’s comment and corrected the labels. the “Net tangible book value per share at March 31, 2024” was revised to state “pro forma Net tangible book value per share, as adjusted”. The estimated issuance price per share is actually the “offering Price of the securities in the initial registered offering”.

14.	In footnotes (4) and (5) you note that because you are excluding the effect of the de- SPAC itself, “the PIPE investment proceeds, net assets of Alps Holdco and transaction cost attributed to Alps Holdco were excluded” and “the 4,000,000 ordinary shares to be issued under PIPE Investment, 1,600,000 ordinary shares to be issued to IBDC Asia Sdn Bhd as transaction cost and 160,000,000 ordinary shares to be issued to Alps Holdco shareholders as Merger consideration shares were excluded.” Please provide us with your analysis of why such amounts should be excluded pursuant to Item 1604(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted the foot notes and revised calculation to include the 4,020,000 PIPE Investment, the 1,600,000 ordinary shares to be issued to IBDC Asia Sdn Bhd and 160,000,000 shares to Alps Holdco shareholders and related net assets, PIPE proceeds and transaction cost of Alps.

15.	We reissue previous comment 43 in part. Outside of the dilution table, please describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. These sources of future dilution should include the Earnout Shares and outstanding public and private warrants to the extent their exercise is assumed not to be probable. Please refer to Item 1604(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and would refer the Staff to footnote 2 which describes the additional dilutive shares which were excluded.

16.	We reissue previous comment 44. With respect to each redemption level, please state the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders’ interest per share being at least the initial public offering price per share of common stock. Additionally, to the extent applicable, please provide a description of the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure. Please refer to Items 1604(c)(1) and (2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment, and we have revised the disclosures to more accurately reflect the requirement of 1604(c).

Agreement with Chardan, page 154

17.	We note your revised disclosure regarding the February 2, 2024 amended agreement with Chardan to “update certain commercial arrangements relating to the engagement, including the inclusion of a future transaction arrangement post Business Combination.” Please revise to disclose the revisions to the agreement with Chardan, including whether the commercial terms represent adjustments to the terms of the February 4, 2022 letter agreement. Finally, please provide an estimate of the total fees and expenses you expect to pay to Chardan in connection with the Business Combination and if such amounts are included in the estimated transaction costs disclosed on pages 82, 152 and 241.

Response: In response to Staff’s comment, we revised our disclosure on page 163 of Amendment No. 3 to clarify the changes made to the agreement with Chardan.

Our Pipeline, page 162

18.	We reissue previous comment 50 in part. Please revise the arrows for each product candidate to indicate the current status of such candidate and only put the arrow at the end of the column if that phase of development has been completed. As examples, you state that VaxBio “is moving to the preclinical stage” and that Celestialab “is now focusing on commencing preclinical study.”

Response: We acknowledge the Staff’s comment and have revised the arrows in the product candidates pipeline table on page 171 of Amendment No.3 to reflect the current development status of each candidate. Specifically, VaxBio, which is focused on the development of cholera vaccine, has completed the proof-of-concept phase but has not yet commenced the preclinical stage. As such, the arrow is now positioned at the end of the proof-of-concept column. Celestialab is currently completing preclinical studies for its MyCelest pipeline and is preparing the preclinical data for submission of the dossier application to NPRA. We have updated the MyCelest pipeline table to reflect this status. With respect to product candidates that are in the midst of development, the arrows are positioned in the middle to indicate that they it is in progress but have not yet completed that stage of development.

mRNA (Diagnostic), page 189

19.	We note your revised disclosure in response to previous comment 53. Please clarify what it means for the biomarker laboratory to be equipped to detect up to 31 types of diseases. Please explain the specific aspects of this group of 31 diseases that relate to your product. Revise to provide a reasonable basis for your belief that your product may be able to detect this specific group of diseases given your disclosure that you are still undergoing the POC stage and data gathering phase of this product.

Response: In response to the Staff’s comment, MyGenome utilizes the nCounter PanCancer IO 360™ Panel (the “Panel”) in its biomarker laboratory, which consists of 770 human gene expressions. By leveraging the gene expression profiling capabilities of the Panel, MyGenome’s laboratory is equipped to predict the incidence of up to 31 types of diseases as detailed on page 199 of Amendment No. 3. MyGenome relies on the gene profiling capabilities of the Panel to offer its genetic screening services in its wellness clinic.

Out of these 31 diseases, Alps seeks to create mRNA diagnostic products to detect four (4) cancers – breast, lung, colorectal, and cervical cancers (the “Targeted Diseases”). To create its diagnostic products, in addition to relying on the gene expression capabilities of the Panel and MyGenome’s bioinformatics database, MyGenome will need to accumulate data to enhance the precision of disease detection. As such, MyGenome selected the Targeted Diseases due to their high prevalence in Malaysia and clinical need for early detection. MyGenome is in the POC stage and data gathering phase, and its studies and data indicate that each of the Targeted Disease exhibits distinct molecular and genetic patterns, demonstrating correlations between the gene expression patterns associated with the Targeted Diseases. As MyGenome’s bioinformatics database expands driven by the continuous accumulation of gene expression data, its ability to detect and characterize the molecular signatures of the Targeted Diseases will be further enhanced. This increase in bioinformatics data will provide deeper insights into the underlying gene expression patterns specific to each Targeted Disease, thereby improving the precision of MyGenome’s diagnostic tool for the Targeted Diseases.

The Company has updated its disclosure on page 197, 199 and 201 of Amendment No. 3 accordingly.

Intellectual Property, page 208

20.	We note your response to previous comment 58 and your disclosure that Alps currently does not own any patents and that Alps has in-licensed fifteen (15) foreign patents in China. Please tell us what consideration you have given to updating your risk factor section to describe the limitations of your patent license arrangements or revise.

Response: We acknowledge the Staff’s comment and have revised the risk factor section related to the patent licenses on pages 63 and 64 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alps, page 225

21.	We note your response to comment 59. Please reconcile the total of research expenses incurred by each pipeline in the table presented on page 227 to the total research expenses amounts as presented on page 227 which shows all of the components of the Administrative expenses line item as presented on your statements of operations. Your disclosures indicate that certain expenses, particularly salaries and payroll costs, are not individually tracked. These expenses are shared across research and development of various pipelines, and are not allocated to any specific pipeline. In this regard it is not clear why the total research expenses incurred by each pipeline would be greater than the total research expenses amount. For example for the year ended March 31, 2024, the total research expenses for all pipelines was $286,537 whereas total research expenses as a component of Administrative expenses was only $276,957. Please advise or revise your disclosures as necessary.

Response: We acknowledge the Staff’s comment and have revised page 236 of Amendment No. 3.

22.	We note your response to previous comment 60. Please address the following:

● Your response indicates that the main factor contributing to income tax expense in 2023 is derived from the under provision of income tax expense in TMC Global Holdings Sdn. Bhd. in FY2022, by $118,113. Please help us understand whether this under provision represents the correction of an error as addressed in IAS 8.41 through 49. If this adjustment is a correction of an error, please further explain how you determined it was appropriate to record this adjustment in 2023 as well as your consideration of the disclosures required by IAS 8.49. Please also advise how this amount is reflected in your income tax reconciliation provided on page F-91; and

Response: In response to the Staff’s comments, we wish to clarify that the provision for tax in TMC Global Holdings Sdn. Bhd. was based on the available information as at the reporting date. The provision in the audited financial statements for financial year ended March 31, 2022 represented the Company’s best estimates prior to the submission of tax returns to the income tax office in Malaysia. The shortfall between the provision amount versus the actual tax liabilities was subsequently materialized in financial year ended March 31, 2023 and disclosed as “estimated tax payable” under the category “Under/(Over) provision in prior financial years” in the income tax reconciliation disclosure in page F-91 to Amendment No. 3.

The true up of provision versus actual tax liability is a normal adjustment resulted from the inherent uncertainty in tax liabilities estimates and does not represent an error under IAS 8.41 that required to be adjusted for retrospectively. Accordingly, the disclosure under IAS 8.49 is not applicable.

● In FY2024, income tax credit resulted from the derecognition of deferred tax liabilities from TMC. TMC is in deferred tax assets position as of FY2024 resulting from the unabsorbed business losses during the financial year. Please better clarify in your disclosures how you determined it was appropriate to derecognize these deferred tax liabilities and the corresponding effect it had on your considerations regarding the realizability of the corresponding deferred tax assets.

Response: In response to the Staff’s comment, we wish to clarify that deferred tax is provided for on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized. It is allowable under IAS12.74 where deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax relates to the same tax authority. The Company has updated its disclosure in page F-71 and F-88 of Amendment No. 3 accordingly.

Cost of sales, page 226

23.	We reissue previous comment 61. We note your reference to “profit sharing on hair implant services.” Please clarify the profit sharing agreements you enter into and how they relate to your business.

Response: We acknowledge the Staff’s comment and have revised page 235 of Amendment No.3.

Unaudited Pro Forma Condensed Combined Financial Information, page 231

24.	We note your response to comment 64. Please address the following:

	●	Please provide a summary of the key terms of the earnout provisions in your disclosures, which should include the specific revenue targets, what causes a variability in the number of shares, and if the variability is based on a fixed value of the total amount of shares. You also refer to the cumulative nature of the earnout provision. Please better clarify the terms which result in the cumulative nature of these provisions;

Response: The key terms are as follows and have been added to the adjustment N.

4.5 Earn-out Shares At the Closing, and as additional consideration for the Mergers, Reincorporation Merger Surviving Company shall issue up to an aggregate of 48,000,000 additional Reincorporation Merger Surviving Company Ordinary shares (the “Earn-Out Shares”) to the Alps Holdco Shareholders upon the completion of certain milestones, as follows:

(a)	If during the Surviving Company’s first full fiscal year following the Closing Date, the Revenue exceeds $7,000,000, the Alps Holdco Shareholders shall be issued an additional 9,600,000 Reincorporation Merger Surviving Company Ordinary Shares.
(b)	If during the Surviving Company’s second full fiscal year following the Closing Date, the Revenue exceeds $14,000,000, the Alps Holdco Shareholders shall be issued an additional 9,600,000 Reincorporation Merger Surviving Company Ordinary Shares.
(c)	If during the Surviving Company’s third full fiscal year following the Closing Date, the Revenue exceeds $23,000,000, the Alps Holdco Shareholders shall be issued an additional 9,600,000 Reincorporation Merger Surviving Company Ordinary Shares.
(d)	If during the Surviving Company’s fourth full fiscal year following the Closing Date, the Revenue exceeds $34,000,000, the Alps Holdco Shareholders shall be issued an additional 9,600,000 Reincorporation Merger Surviving Company Ordinary Shares.
(e)	If during the Surviving Company’s fifth full fiscal year following the Closing Date, the Revenue exceeds $56,000,000, the Alps Holdco Shareholders shall be issued an additional 9,600,000 Reincorporation Merger Surviving Company Ordinary Shares.

In the event the Surviving Company fails to achieve the Revenue target as set out above for any particular fiscal year (“Relevant Fiscal Year”), the actual Revenue achieved in the Relevant Fiscal Year and the Earn-Out Shares for the Relevant Fiscal year (“Relevant Earn-Out shares”) shall be brought forward to the subsequent fiscal year (“Subsequent Fiscal Year”).

●	Please disclose how you determine the appropriate liability amount to record, including a summary of the methodology used and key estimates and assumptions; and

Response: The liability amount of the Earnout was valued with a Monte Carlo Model simulation utilizing the following assumptions: Valuation Date of March 31, 2024, Base Annual Revenue $2.87 million, Industry Revenue Growth 2.6%, Revenue Volatility 119%, GPC Volatility 133%, Risk-Free Rate 4.21%, Term in years 5 years. This disclosure has been added to adjustment N.

●	Please also provide us with a comprehensive analysis as to how you determined liability treatment was appropriate based on your consideration of the terms. Your analysis should refer to the specific guidance you relied upon, including IFRS 2.

Response: The Earnout Shares are not being issued to members of management, employees, or non-employees in exchange for good and/or services. Furthermore, the earnout provisions do not include and/or contemplate any continued service conditions associated with the issuance of the shares; therefore, the Earnout shares are not representative of share-based payment transaction within the scope of IFRS 2. As a result, the Earnout provision was assessed under IAS 32.

Under IAS 32 the definition stated in section 11 A financial liability is any liability that is:

(a) a contractual obligation:
(i) to deliver cash or another financial asset to another entity; or - no such obligation the shares will be issued if milestones are met.
(ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity; or - no such obligation the shares will be issued if milestones are met.
(b) a contract that will or may be settled in the entity’s own equity instruments and is:
(i) a non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or

In this case the Earnout shares are representative of a financial instrument that provides for the issuance of shares if certain revenue milestones are achieved as summarized within section 4.5 of the Merger Agreement, which is based on a contingent event that is outside of the control of the Company and the holder. The settlement of the Earnout provision could result in a variable number of shares being issued upon settlement based on the cumulative nature of the Earnout provision; therefore, the Company has concluded that the Earnout provision is required to be classified and recorded as a financial liability at inception and remeasured at fair value at each reporting period until settlement with the changes in fair value recorded within earnings.

Section 16 further states when an issuer applies the definitions in paragraph 11 to determine whether a financial instrument is an equity instrument rather than a financial liability, the instrument is an equity instrument if, and only if, both conditions (a) and (b) below are met.

(a) The instrument includes no contractual obligation:
(i) to deliver cash or another financial asset to another entity; or
(ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the issuer.
(b) If the instrument will or may be settled in the issuer’s own equity instruments, it is:
(i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or
(ii) a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. For this purpose, rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. Also, for these purposes the issuer’s own equity instruments do not include instruments that have all the features and meet the conditions described in paragraphs 16A and 16B or paragraphs 16C and 16D, or instruments that are contracts for the future receipt or delivery of the issuer’s own equity instruments.

As such since the company is expected to deliver a variable number of its own equity instruments, the financial instruments fails the test in section 16b and thus should be accounted for as a liability.

25.	For adjustment (m), there appears to be a typographical error in the note as it refers to a subscription of $4 million in PIPE funding rather than $40 million.

Response: The Company respectfully acknowledges the Staff’s comment and has corrected the typographical error.

Financial Statements, page F-1

26.	We note your response to comment 68. Given that Alps Global Holding Pubco is the registrant, its financial statements would be required pursuant to Item 14(h) of the Form F-4. Please note the guidance in Item 14 of Form F-4 and Item 8.A of Form 20-F that specifies that if the registrant has been in existence less than a year and have not yet commenced operations, you may instead include an audited balance sheet that is no more than nine months old.

Response: The Company acknowledges the Staff’s comment and the audited financial statements of Alps Global Holding Pubco has been included from on pages F-97 to F-109 of Amendment No. 3.

27.	We note your response to comment 69. Please address the following:

● We note that you intend to use the merger method of accounting to account for the common control transaction between Alps Holdco and Alps Global Holding Berhad, with Alps Holdco representing Alps Life Sciences Inc. Please tell us what consideration you gave to reflecting this transaction in the pro forma financial information; and

Response: The Company acknowledges the Staff’s comment and wish to clarify that a predecessor value method involves accounting for the assets and liabilities of the acquired business using existing carrying values. The detailed application sometimes differs but the general features of this approach are that:

1.	the acquired assets and liabilities are recorded at their existing carrying values rather than at fair value;
2.	no goodwill is recorded; and
3.	comparative periods are sometimes restated as if the combination had taken place at the beginning of the earliest comparative period presented.

Terms such as ‘pooling of interests’, ‘merger accounting’ and ‘carryover basis’ are used in some jurisdictions to describe specific applications of a predecessor value method. When such methods are prescribed in local GAAP, they might be referred to in accordance with IAS 8’s principles for developing accounting policies.

Acquisition method in accordance with IFRS 3

Although common control combinations are outside the scope of IFRS 3, the IFRS 3’s principles can be applied by analogy. The Company has applied the IFRS 3’s principles in full. This includes identifying the correct ‘accounting acquirer’, which is not always the legal acquirer. As a general indication, if one of the pre-combination entities has significantly greater net assets or revenues than the other, the larger entity is probably the accounting acquirer. In this case Alps Holdco When the accounting acquirer is not the legal acquirer, the principles of reverse acquisition accounting has been applied. IFRS 3 provides guidance on accounting for reverse acquisitions (IFRS 3.B19-B27). When the legal acquirer is a new (or ‘shell’) entity or a near-dormant entity, and the other combining entity is the accounting acquirer, the effect of reverse acquisition accounting is very similar to a predecessor value method. Alps Holdco was yet to be incorporated as of March 31, 2024 and as such, the pro forma assumes the consolidation representing the carrying value of Alps Global Holding Berhad as of March 31, 2024.

●	Pursuant to the terms of the Merger Agreement, Alps Global Holding Berhad will become a subsidiary of Alps Life Sciences Inc. Please help us understand why Alps Life Sciences Inc. is listed as a registrant and whether it will continue to be listed as a registrant subsequent to the Proposed Reorganization.

Response: Alps Life Sciences Inc. is the target company and is included as a co-registrant. The registrant is Alps Global Holding Pubco, which will continue to be listed as a registrant following the Proposed Reorganization, and Alps Life Sciences Inc. will be a subsidiary of Alps Global Holding Pubco after the consummation of the business combination. We have revised the cover page accordingly.

Note 1. Corporate Information, page F-68

28.	We note your response to comment 71. Your disclosures on page 160 indicate that you own a 40.5% stake in Cilo Cybin. In this regard, it is not clear why your response indicates that the investment has yet to be finalized. Please advise. Please also address your consideration of Rule 3-05 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and wishes to clarify that Alps Global Holding Berhad (“Alps Malaysia”) received shares in Cilo Cybin Holdings Ltd (“Cilo Cybin”) on February 6, 2024. While Alps Malaysia holds a 40.5% stake in Cilo Cybin, it neither exercises control nor holds significant influence over Cilo Cybin as Alps Malaysia does not have the power to participate in Cilo Cybin’s financial or operational policy decisions. As such, the Company has reclassified the deposit paid as “other investment”, and it is being measured at fair value through profit or loss. We have revised page F-61, F-66, F-81, F-93 and F-95 accordingly in Amendment No. 3.

With respect to the application of Rule 3-05 of Regulation S-X, the key consideration revolves around whether the acquiree qualifies as a “business” under Regulation S-X. The determination of what constitutes a business for accounting purposes is made by reference to ASC-MG and ASC 805.

ASC 805 provides a framework for entities to use in evaluating whether an integrated set of assets and activities (collectively a “set”) should be accounted for as an acquisition of a business or a group of assets. This framework includes an initial screen to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If this condition is met, the set is not deemed a business. Furthermore, ASC 805 specifies the minimum required inputs and processes necessary for a set to qualify as a business.

Cilo Cybin was incorporated for the purpose of being listed as a SPAC on a public bourse to pursue acquisitions of, and investments in, commercial enterprises operating in the biotech, biohacking or pharmaceutical sector. Until such viable assets are acquired, Cilo Cybin’s only asset is the cash held in an interest-bearing escrow account, following its capital raise through the issuance of shares. If Cilo Cybin fails to complete an acquisition of viable assets within 36 months from its listing on the Johannesburg Stock Exchange (JSE) (“Acquisition Window”), it will initiate a voluntary liquidation, and the funds held in escrow will be refund to shareholders, net of the permissible operating expenses and liquidation costs.

Other than sourcing for a viable assets for acquisition during the Acquisition Window, there is no other business operations conducted by Cilo Cybin. Cilo Cybin does not have any workforce or any existing process to convert “input” into “output” that would generate revenue.

Therefore, based on the above assessment, Cilo Cybin does not meet the definition of a business under the framework of ASC 805, and as such, Rule 3-05 of Regulation S-X does not apply.

Note 3. Material Accounting Policy Information Revenue, page F-70

29.	We note your response to comment 72. Please address the following:

	●	Please provide us with a summary of the principal versus agent analysis that you performed in determining that you are the principal, including your consideration of the specific indicators addressed in IFRS 15.B37;

Response: In response to the Staff’s comment, Alps Wellness Centre Sdn. Bhd. (“Alps Wellness”) has entered into a Memorandum of Agreement, dated November 1, 2023 (the “MoA”), with Advanced Hair Transplant Specialist Sdn. Bhd. (“Advanced Hair”) whereby Alps Wellness will be the contracting party with the customers to provide hair transplant services within Alps Wellness’s facilities. We wish to clarify that the principal versus agent analysis has been performed by considering indicators under IFRS 15.B37 and are summarized below:

1.	IFRS 15.B37(a) – entity primary responsible for fulfilling the promise to provide the specified good or service.

Alps Wellness is the contracting party for hair transplant services with the customer and therefore, has the primary responsibility for fulfilling the overall service to the customer. Although Advanced Hair delivers the hair transplant services, Alps Wellness holds the direct contractual relationship with the customer. In case of any dissatisfaction or issues arising from the service, Alps Wellness is responsible for addressing and resolving customer complaints.

2.	IFRS 15.B37(b) – exposure to inventory risks before the specific good or service has been transferred to a customer or after transfer of control to the customer.

The responsibilities of sourcing the relevant medical supplies required for the performance of hair transplant services lies with Alps Wellness prior to obtaining a contract with a customer. The unused medical supplies for hair transplant services at the end of the reporting period represents inventories of Alps Wellness where it has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the medical supplies before being transferred to the customers.

3.	IFRS 15.B37(c) – Discretion in establishing selling price for the specific good or service

Alps Wellness decides on the final selling price before entering a contract with customers.

Based on the analysis above, it is determined that Alps Wellness is acting in the capacity of principal. Accordingly, the revenues from these services are recognized on a gross basis, consistent with the principal-agent relationship outlined in IFRS 15.

●	Please provide all of the applicable disclosures required pursuant to IFRS 15.119, including the significant payment terms, whether there are any obligations for returns, refunds or other similar obligations, as well as any types of warranties and related obligations;

Response: The Company acknowledges the Staff’s comment and have revised page F-71 of Amendment No. 3 after inclusion of the following disclosure:

No element of financing is deemed present as the sales are made with credit term ranges from 30 days to 60 days, which is consistent with the market practice. Furthermore, the Group does not have any obligations related to returns, refunds or warranties.

●	You disclose that revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Please expand your disclosures to better clarify the nature of this variable consideration as well as provide the other disclosures called for regarding variable consideration pursuant to IAS 15.126; and

Response: In response to the Staff’s comment, we wish to clarify that the accounting policy disclosed on revenue serves as an explanation on the measurement and recognition of revenue transactions. There are no arrangements with the elements of variable considerations entered by the Company that required additional disclosure pursuant to IAS 15.126.

●	Please address whether you have any contract assets or liabilities that require disclosures pursuant to IAS 15.116 as well as any remaining performance obligations pursuant to IAS 15.120.

Response: The Company acknowledges the Staff’s comment and confirms that there are no contract assets or liabilities requiring disclosure in accordance with IFRS 15.116, and there are no remaining performance obligations pursuant to IAS 15.120.

Note 13. Related Party Transactions, page F-85

30.	We note your response to comment 73. Please address the following:

	●	The amount due to directors represents approximately 76% of your total liabilities as of March 31, 2024. In this regard, please further expand your disclosures pursuant to IAS 24.18 to discuss the nature of the transactions that led to these amounts, any specific terms and conditions associated with these amounts, when you expect to settle these amounts and the nature of the consideration to be provided in settlement; and

Response: The Company acknowledges the Staff’s comment and wish to clarify that the amount due to directors represent non-trade advances for working capital purposes in meeting the operational needs of the Group, which are unsecured, interest free and repayable on demand. Accordingly, we have revised Note 13 to the financial statements on page F-85 to Amendment No. 3.

	●	We note your disclosures starting on page 281 regarding certain relationships and transactions of Alps, which appear to include related party transactions. Please confirm all appropriate related party transactions are reflected in your disclosures in the notes to the financial statements. For example, we note that there are patent license agreements, which appear to be with related parties including Dr. Tham Seng Kong. It is not clear how these are reflected in your disclosures in Note 13.

Response: The Company acknowledges the Staff’s comment and wish to clarify that the related party transactions disclosures on page 281 included the eliminated inter-company transactions among entities within the Group at consolidation level. Save for related party transactions that are either with no monetary value or deemed immaterial, the following summarizes the related party transactions disclosures in the notes to the financial statements:

1.	Share Subscription Agreement in Cilo Cybin Holdings Limited

Disclosed in Note 8 to the financial statements on page F-81 to Amendment No.3.

2.	Share sale agreement in Alps Insurance PCC Inc

The Company has revised the disclosure in Note 31 to the financial statements on page F-96 to Amendment No.3.

3.	Patent license agreement with Ding KeXiang

The Company has revised the disclosure in page F-61, F-62 and F-80 to Amendment No.3 to reflect the financial impact and incorporation of the following disclosures:

During the financial year ended 31 March 2024, the Group has entered into a patent license agreement with Ding KeXiang, wherein Ding KeXiang shall grant to the Group the rights to exploit, use, license and sublicense all the patents owned by Ding KeXiang and develop, produce, manufacture, market, sell, import and distribute the products and practice the processes under such patents, at the consideration of CNY 5,000,000 (equivalent to approximately USD707,028).

The Company also revised disclosure in page F-89 to Amendment No. 3 to reflect the financial impact to for final amount owing to Ding KeXiang and incorporation of the following disclosures:

As of financial year ended 31 March 2024, included in other payables are amount due to a shareholder amounting to USD555,695 (2023: USD Nil).

4.	Advances from Dr. Tham Seng Kong and Chew Yoke Ling

Disclosed in Note 13 to the financial statements on page F-85 of Amendment No.3.

Exhibits

31.	We note your statement at the top of the first page of certain exhibits that information has been redacted because it is both not material and the type of information that is competitively harmful if publicly disclosed. Please revise your exhibit index to indicate the same information.

Response: The Company acknowledges the Staff’s comment and has revised the exhibit index accordingly in Amendment No. 3.

Very truly yours,

/s/ Say Leong Lim
Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors of Globalink Investment Inc.

Very truly yours,

/s/ Tham Seng Kong
Tham Seng Kong
Chief Executive Officer of Alps Global Holding Pubco